UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Galapagos N.V.
(Name of Issuer)
Ordinary Shares, no par value per share
(Title of Class of Securities)
36315X101
(CUSIP Number)

May 19, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[  ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 36315X101	13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Van Herk Investments B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands
NUMBER OF	5	SOLE VOTING POWER 1,997,221
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,997,221
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,997,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36315X101	13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Van Herk Private Equity Investments B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,997,221
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,997,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,997,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36315X101	13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON A. van Herk Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,997,221
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,997,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,997,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36315X101	13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,997,221
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,997,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,997,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36315X101	13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Van Herk Management Services B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,997,221
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,997,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,997,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36315X101	13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Adrianus van Herk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,997,221
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,997,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,997,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 36315X101	13G	Page 8 of 15 Pages

Item 1.

(a)	Name of Issuer:

Galapagos N.V.

(b)	Address of Issuer's Principal Executive Offices:

Generaal De Wittelaan L11 A3
2800 Mechelen
Belgium

Item 2.

(a)	Names of Persons Filing:

This statement is being jointly filed by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHI”), (ii) Van Herk Private Equity Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHPE”), (iii) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands (“Holdings”), (iv) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands (“OGBBA”), (v) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands (“VHMS”), and (vi) Adrianus van Herk (“Mr. van Herk”, and together with VHI, VHPE, Holdings, OGBBA and VHMS, the “Reporting Persons”).  Mr. van Herk is the sole stockholder of VHPE and Holdings.  VHPE is the sole stockholder of VHI.  Holdings is the sole stockholder of OGBBA.  OGBBA is the sole stockholder of VHMS.  VHMS is the sole managing director of VHI.  The securities to which this statement relates (the “Ordinary Shares”) are owned by VHI.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of VHI, VHPE, Holdings, OGBBA, VHMS and Mr. van Herk is:

Lichtenauerlaan 30
3062 ME Rotterdam
The Netherlands

(c)	Citizenship:

VHI, VHPE, Holdings, OGBBA and VHMS are private companies with limited liability incorporated under the laws of the Netherlands.  Mr. van Herk is a citizen of the Netherlands.

(d)	Title of Class of Securities:

Ordinary Shares, no par value.

(e)	CUSIP Number:

36315X101

CUSIP No. 36315X101	13G	Page 9 of 15 Pages

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ] Broker or dealer registered under Section 15 of the Act;

[ ] Bank as defined in Section 3(a)(6) of the Act;

[ ] Insurance company as defined in Section 3(a)(19) of the Act;

[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4.	Ownership

(a)	Amount beneficially owned: 1,997,221

(b)
Percent of class: 5.2%  (The percentages used in this statement are calculated based upon the 38,403,175 Ordinary Shares issued and outstanding as reported by Galapagos N.V. in its press release captioned “Galapagos Announces Capital Increase” dated May 19, 2015 and filed as an Exhibit 99.3 to Form 6-K filed on May 19, 2015 with the Securities and Exchange Commission.)

(c)	Number of shares as to which such person has:

VHI

i.	Sole power to vote or direct the vote: 1,997,221

ii.	Shared power to vote or direct the vote: 0

iii.	Sole power to dispose or direct the disposition of: 1,997,221

iv.	Shared power to dispose or direct the disposition of: 0

VHI has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Ordinary Shares owned by it.

VHPE

i.	Sole power to vote or direct the vote: 0

ii.	Shared power to vote or direct the vote: 1,997,221

iii.	Sole power to dispose or direct the disposition of: 0

CUSIP No. 36315X101	13G	Page 10 of 15 Pages

iv.	Shared power to dispose or direct the disposition of: 1,997,221

VHPE shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares owned by VHI by virtue of its direct equity interest in VHI.

Holdings

i.	Sole power to vote or direct the vote: 0

ii.	Shared power to vote or direct the vote: 1,997,221

iii.	Sole power to dispose or direct the disposition of: 0

iv.	Shared power to dispose or direct the disposition of: 1,997,221

Holdings shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares owned by VHI by virtue of its direct equity interest in OGBBA.

OGBBA

i.	Sole power to vote or direct the vote: 0

ii.	Shared power to vote or direct the vote: 1,997,221

iii.	Sole power to dispose or direct the disposition of: 0

iv.	Shared power to dispose or direct the disposition of: 1,997,221

OGBBA shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares owned by VHI by virtue of its direct equity interest in VHMS.

VHMS

i.	Sole power to vote or direct the vote: 0

ii.	Shared power to vote or direct the vote: 1,997,221

iii.	Sole power to dispose or direct the disposition of: 0

iv.	Shared power to dispose or direct the disposition of: 1,997,221

VHMS shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares owned by VHI by virtue of it being the sole managing director of VHI.

Mr. van Herk

i.	Sole power to vote or direct the vote: 0

ii.	Shared power to vote or direct the vote: 1,997,221

iii.	Sole power to dispose or direct the disposition of: 0

iv.	Shared power to dispose or direct the disposition of: 1,997,221

Mr. van Herk shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares owned by VHI and beneficially owned by VHPE, Holdings, OGBBA and VHMS by virtue of his direct or indirect equity interest in VHI and VHMS.

CUSIP No. 36315X101	13G	Page 11 of 15 Pages

Item 5.	Ownership Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 36315X101	13G	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2015

VAN HERK INVESTMENTS B.V.

By: /s/ Adrianus van Herk
Name:  Adrianus van Herk
Title:  Authorized Person

VAN HERK PRIVATE EQUITY INVESTMENTS B.V.

By: /s/ Adrianus van Herk
Name:  Adrianus van Herk
Title:  Authorized Person

A. VAN HERK HOLDING B.V.

By: /s/ Adrianus van Herk
Name:  Adrianus van Herk
Title:  Authorized Person

ONROEREND GOED BEHEER- EN
BELEGGINGSMAATSCHAPPIJ A. VAN HERK B.V.

By: /s/ Adrianus van Herk
Name:  Adrianus van Herk
Title:  Authorized Person

VAN HERK MANAGEMENT SERVICES B.V.

By: /s/ Adrianus van Herk
Name:  Adrianus van Herk
Title:  Authorized Person

/s/ Adrianus van Herk
ADRIANUS VAN HERK

[Signature Page to Schedule 13G]

CUSIP No. 36315X101	13G	Page 13 of 15 Pages

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement, dated June 18, 2015, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.